June 23, 2006
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington, D.C. 20549
ATTN: H. Christopher Owings, Assistant Director

Re:	Retail Ventures, Inc.
Registration Statement on Form S-3
Filed May 17, 2006
File No. 333-134225
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 13, 2006
File No. 1-10767
Dear Mr. Owings:
     We have received your comments set forth in your letter dated June 16, 2006, in connection with the above-captioned Registration Statement (the “Registration Statement”) and Annual Report on Form 10-K (“Form 10-K”).
     Our responses to your comments in this letter are numbered to correspond to the numbers contained in your June 16, 2006, letter. To reduce the likelihood of confusion, we have included each of your comments in italics with our response below each one. In addition, when possible, we have included the relevant passage from the Form 10-K and/or Registration Statement with our proposed changes. All deletions are in brackets, all additions are in all capital letters and any revised numbers in tables are bolded. We refer to Retail Ventures, Inc. as “RVI” or “the Company” and DSW Inc. as “DSW” in our responses. Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed simultaneously with this response.
     We respectfully respond to the comments as follows:

3241 Westerville Road Columbus, Ohio 43224 Phone: (614) 471-4722 Fax: (614) 478-2252

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 2
Christopher Owings, Assistant Director

General
1.	Please revise your registration statement to include the full financial and other information regarding DSW Inc. since potential investors are making an investment decisions concerning DSW at the time they purchase the PIES or tell us why you have not included that information in this registration statement.
RESPONSE
The Company agrees with the statement in your comment letter that potential investors are making investment decisions concerning DSW at the time they purchase the PIES. Consequently, as indicated in the Company’s preliminary prospectus, the Company intends to have a prospectus of DSW, which contains full financial and other information regarding DSW, attached to the Company’s prospectus. As a result, the Company does not believe it is necessary to include in its Registration Statement the full financial and other information regarding DSW, since that information will be furnished to investors in the attached DSW prospectus. The Company notes that DSW has filed its prospectus as part of a registration statement for the DSW Class A Common Shares underlying the Company’s Mandatorily Exchangeable Notes Due 2011 (the “PIES”) (file number: 333-134227). We understand that this approach reflects current market practice as developed through consultation with the Securities and Exchange Commission (the “Commission”) and the consideration of applicable securities laws with respect to situations similar to the offering of the PIES. We also are aware of other situations where a prospectus covering the securities issuable upon mandatory exchange of securities is not attached to the prospectus of the issuer of the mandatorily exchangeable securities, but instead potential investors are simply referred to public filings of the issuer of the securities issued upon exchange, as outlined in the “no-action” letter sent by the Commission to Morgan Stanley & Co. Incorporated on June 24, 1996. We have reviewed the Morgan Stanley “no action” letter and have concluded that the predicates for use of the more expeditious alternate procedure outlined in that letter are not present in the PIES offering being made by the Company.

To recapitulate: the Company agrees with the statement in your comment letter that investors are making an investment decision with regard to DSW at the time they purchase the PIES. The Company believes that in its proposed transaction, the Company is analogous to a selling shareholder in a registered public offering of DSW’s Class A Common Shares, the only distinction being that the DSW Class A Common Shares will be delivered on a future date under the terms of the PIES, unless the Company exercises its cash settlement option. Accordingly, DSW has filed a registration statement to register the sale of DSW Class A Common Shares that will be delivered upon exchange of the PIES, and the Company has filed a registration statement with regard to the PIES themselves. The prospectuses contained in each registration statement will be delivered to investors, with the Company attaching the DSW prospectus to its prospectus. We have also added a reference in the Company’s Registration Statement on page 50 to the public availability of information about DSW. We believe this practice is fully consistent with other offerings in which the predicates of the Morgan Stanley “no action” letter have not been satisfied and with the fundamental policies of the federal securities laws.

2.	We note a number of blank spaces throughout your registration statement. Please tell us whether you are relying on Rule 430A to omit that information. If so, please provide the complete undertakings as required by Item 512(i) of Regulation S-K.

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 3
Christopher Owings, Assistant Director

RESPONSE
The Company has revised the prospectus to eliminate substantially all blanks, other than information that may be omitted under Rule 430A and the price range and related information. The price range and related information and any remaining blanks, other than information that may be omitted under Rule 430A, will be included in a future pre-effective amendment which will be filed prior to distribution of a preliminary prospectus. The Company has revised the disclosure on page II-5 of the Registration Statement to include the complete undertakings as required by Item 512(i) of Regulation S-K.
The Offering, page 2
3.	Please tell us how you intend to account for the mandatorily exchangeable notes or PIES, after issuance. Tell us how you will account for variations in the fair value of your obligation to settle in Class A common shares when the market value exceeds or is less than the threshold appreciation price, if at all. Please explain how you will satisfy your obligation in the event that Class B shares do not equal maximum number of Class A common shares deliverable upon exchange. Also, we note that DSW has no obligation with respect to these PIES. Please tell us how you intend to deliver registered Class A common shares to investors. We note Class B common shares are presently unregistered.
RESPONSE
The PIES will be issued pursuant to an Indenture and, accordingly, will be accounted for as debt, with an embedded derivative that will be separated from the host contract and accounted for as a derivative. At maturity, the PIES are exchangeable into a variable number of DSW shares based upon on the average of the previous 20 consecutive trading days’ volume weighted average prices of DSW, with a floor and a ceiling. If the volume weighted average price is between the floor and ceiling at the time the PIES are settled, the holder of the PIES would receive stock with a value at least equal to the principal amount of the PIES. The determination that the embedded exchange feature needs to be evaluated as an embedded derivative was based on a conclusion that the PIES are not within the scope of EITF 99-1, Accounting for Debt Convertible into the Stock of a Consolidated Subsidiary. EITF 99-1 applies the guidance in APB Opinion 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, to debt issued by a parent convertible into shares of a consolidated subsidiary. However, the PIES do not meet the definition of convertible debt as described in paragraph 3 of APB Opinion 14. Specifically the PIES are not convertible (or exchangeable) at a specified price at the option of the holder, which can result in an exchange at maturity whereby the investor could receive DSW shares with a fair value substantially below or above par value of the debt.

The exchange feature meets all three of the criteria for separately accounting for embedded derivatives in paragraph 12 of SFAS 133: (a) the exchange of DSW shares is not clearly and closely related to the economic characteristics and risks of the RVI debt; (b) the PIES are not remeasured at fair value; and (c) a separate instrument with the same terms as the exchange feature would be a derivative instrument subject to the requirements of SFAS 133. In evaluating item (c), EITF 00-6 does not allow stock of a subsidiary to be considered equity of the parent, thereby eliminating the ability to utilize the SFAS No. 133, paragraph 11(a) scope exception.

The embedded exchange feature will be accounted for as a derivative, which will be recorded at fair value with changes in fair value recorded in earnings. Accordingly, the accounting for the embedded derivative addresses the variations in the fair value of the obligation to settle the PIES when the market value exceeds or is less than the threshold appreciation price.

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 4
Christopher Owings, Assistant Director

As noted in the prospectus, to secure its obligations under the PIES to deliver the DSW Class A Common Shares to holders of the PIES, the Company will pledge the number of DSW Class B Common Shares equal to the maximum deliverable number of DSW Class A Common Shares upon exchange of the PIES. Since, as more fully described below, the DSW Class B Common Shares are exchangeable on a one-for-one basis into DSW Class A Common Shares, this will ensure that sufficient DSW Class A Common Shares are available for settlement of the PIES. The Company will grant to the collateral agent a security interest in the right, title and interest of the Company in such DSW Class B Common Shares for the benefit of the holders of the PIES. Although the collateral agreement will permit the Company to substitute DSW Class A Common Shares for the DSW Class B Common Shares subject to the pledge, it will also provide that the collateral pledged will at all times be sufficient to enable full settlement of the PIES.

It is contemplated that the mechanics of the exchange will take place as follows. As noted above, pursuant to DSW’s Amended Articles of Incorporation and the Exchange Agreement, dated as of July 5, 2005, by and between the Company and DSW (the “Exchange Agreement”), the DSW Class B Common Shares are exchangeable into an equal number of duly authorized, validly issued, fully paid and non-assessable DSW Class A Common Shares upon request of the Company (an “Exchange Request”). In connection with the issuance and sale of the PIES and the pledge of the DSW Class B Common Shares to secure its obligations under the PIES, concurrently with the closing of the transaction the Company will deliver an Exchange Request to DSW to enable the Company to satisfy its obligations to deliver DSW Class A Common Shares under the PIES. Such Exchange Request will instruct DSW, and will contain DSW’s acknowledgement, that, upon surrender by the collateral agent of the certificate or certificates representing DSW Class B Common Shares to be exchanged to DSW, accompanied by a notice in a prescribed form from the collateral agent, DSW will exchange the number of DSW Class B Common Shares to be indicated in such notice for an equal number of DSW Class A Common Shares. As a result, upon settlement of the PIES for DSW Class A Common Shares, all required actions by the Company to be taken under the Exchange Agreement will have been taken, and DSW will deliver such number of DSW Class A Common Shares as shall be set forth in the notice received from the collateral agent.

We understand and agree with your comment that the DSW Class B Common Shares have not been registered for sale under the Securities Act. The only shares that will be delivered to the public upon settlement of the PIES will be the DSW Class A Common Shares registered for sale under the DSW registration statement. Any remaining DSW Class B Common Shares that are not required for settlement of the PIES (either because the maximum number of DSW Class A Common Shares deliverable upon settlement of the PIES is not deliverable because of the formula set forth in the PIES or because the Company has exercised its cash settlement option) will be returned to the Company and will continue to bear an appropriate Securities Act restrictive legend.
Use of Proceeds, page 20
4.	Please include a description of the interest rates and maturities, as applicable, for any debt that will be discharged with a material portion of the PIES proceeds. See paragraph 4 of Instructions to Item 504 of Regulation S-K.

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 5
Christopher Owings, Assistant Director

RESPONSE
The Company has revised the disclosure on page 23 of the Registration Statement to include a description of the interest rates and maturities, as applicable, for any debt that will be discharged with a material portion of the PIES proceeds. The revised wording will be as follows:

[We currently expect to use the net proceeds of this offering to repay a majority of the $50 million Non-Convertible Loan, including any related fees and expenses. The balance of the net proceeds will be applied toward repaying the Value City Revolving Loan and for general corporate purposes.]

WE CURRENTLY EXPECT TO USE THE NET PROCEEDS OF THIS OFFERING TO REPAY THE APPROXIMATELY $49.7 MILLION REMAINING BALANCE OF THE INTERCOMPANY NOTE, AND VALUE CITY WILL USE SUCH PROCEEDS AND OTHER FUNDS TO REPAY $49.5 MILLION OF THE OUTSTANDING PRINCIPAL AMOUNT OF THE $50 MILLION NON-CONVERTIBLE LOAN, TOGETHER WITH FEES AND EXPENSES RELATED THERETO PLUS A PREPAYMENT PENALTY OF APPROXIMATELY $4.5 MILLION. THE INTERCOMPANY NOTE BEARS INTEREST AT A RATE PER ANNUM EQUAL TO THAT PAYABLE UNDER THE VALUE CITY REVOLVING LOAN, SUCH INTEREST BEING PAYABLE ONLY IN KIND. THE SCHEDULED MATURITY DATE OF THE INTERCOMPANY NOTE IS JANUARY 1, 2020. THE NON-CONVERTIBLE LOAN BEARS INTEREST AT AN ANNUAL RATE OF 10% AND MATURES ON JUNE 10, 2009. THE BALANCE OF THE NET PROCEEDS WILL BE APPLIED FOR GENERAL CORPORATE PURPOSES, WHICH MAY INCLUDE THE DOWNSTREAMING OF FUNDS TO VALUE CITY IN THE FORM OF A LOAN OR A CAPITAL CONTRIBUTION IN ORDER TO PERMIT REPAYMENT OF BORROWINGS UNDER THE VALUE CITY REVOLVING LOAN. THE VALUE CITY REVOLVING LOAN MATURES IN JULY 2009 AND PROVIDES FOR BORROWINGS AT VARIABLE INTEREST RATES BASED ON LIBOR, THE PRIME RATE AND THE FEDERAL FUNDS EFFECTIVE RATE, PLUS A MARGIN BASED UPON A BORROWING BASE WITH RESTRICTIONS. AT APRIL 29, 2006 THE RATES IN EFFECT FOR BORROWINGS UNDER THE VALUE CITY REVOLVING LOAN RANGED FROM 6.6% TO 6.9%, WHILE THE PRIME RATE WAS AT 8.0%.

The allocation of the net proceeds of this offering described above represents our best current estimates. Our management will have broad discretion in the application of the net proceeds and we reserve the right to change the use of these proceeds in response to certain contingencies or other working capital requirements.
Incorporation of Certain Information by Reference, page 47
5.	Please update your registration statement to incorporate the most recent interim financial statement filed on Form 10-Q. See Rule 3-12(g) of Regulation S-X. Please revise your disclosures to provide comparable discussions of the additional interim period, as applicable.
RESPONSE
The Company has updated the Registration Statement to incorporate by reference into the Registration Statement its Quarterly Report on Form 10-Q for the quarterly period ended April 29, 2006 and has revised the disclosure in the Registration Statement to provide discussion of the additional interim period, as applicable. We also note that DSW has similarly updated its registration statement for the additional quarterly period.

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 6
Christopher Owings, Assistant Director

Exhibits
6.	Please file all required exhibits with enough time for us to review them before requesting effectiveness. We may have further comment.
RESPONSE
The Company understands that you may have additional comments when it files all remaining exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. The Company will file an amendment including such exhibits, allowing for enough time for you to review the exhibits, prior to a request for acceleration of the Registration Statement.
Exhibit 12.1
7.	Please tell us why the loss before income taxes, minority interest and equity earnings reconciles to the face of the financial statements in fiscal years 2005 and 2004; however, the same amounts do not reconcile with the financial statements in the prior three years. Please disclose your basis for recording supportable adjustments, as applicable. Also please tell us how you calculated the interest expense charges in the fixed charges computation. We note the sum of amounts listed in your consolidated statements of operations and cash flows exceeds the amounts listed in this exhibit. For example, in fiscal 2005, $30,623, the sum of $26,201, interest expense net, and $4,422, amortization of debt issuance costs, exceeds the amount in the exhibit table. Please advise or revise your computations and disclosure to clarify these computations. See Item 503(d)(1)(A) and (C) of Regulation S-K.
RESPONSE
The loss before income taxes, minority interest and equity earnings in fiscal year 2003 and fiscal year 2002 have been modified to reconcile to the face of the financials statements in those respective years. Fiscal year 2001 balance represents the operating loss of $15,430 thousand as disclosed in the RVI Form 10-K for the year ended January 28, 2006, as filed on April 13, 2006, less the interest expense, net of $30,957 thousand as disclosed in the RVI Form 10-K/A Amendment No. 1 for the fiscal year ended February 1, 2003, as filed on December 9, 2004.

The revised Exhibit 12.1 incorporating these changes is presented below:

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 7
Christopher Owings, Assistant Director

12.1
Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	THIRTEEN
	WEEKS ENDED	Year Ended
	4/29/06	1/28/06		1/29/05		1/31/04		2/1/03		2/2/02
Earnings

Loss before income taxes, minority interest and equity earnings	$(47,242)	$(93,260)		$(31,876)		$(6,937)		$(2,682)		$(46,387)
Fixed charges (as below)	17,076	80,288		87,277		81,299		80,541		67,533

Total (loss) earnings	$(30,166)	$(12,972)		$55,401		$74,362		$77,859		$21,146

Fixed Charges

Interest expense	$ 4,130	$27,861		$39,206		$38,714		$39,690		$31,444
Estimated interest element in minimum rent expense (1)	12,946	52,427		48,071		42,585		40,851		36,089

Total fixed charges	$ 17,076	$80,288		$87,277		$81,299		$80,541		$67,533

Ratio of (loss) earnings to fixed charges	(1.77) (2)	(0.16	)(3)	0.63	(4)	0.91	(5)	0.97	(6)	0.31	(7)

(1)	Interest component is estimated to be one-third of minimum rent expense.

(2)	FOR THE THIRTEEN WEEKS ENDED APRIL 29, 2006 THE EARNINGS TO COVER FIXED CHARGES WERE DEFICIENT BY $47,242,000.

(3)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $93,260,000.

(4)	For the year ended January 29, 2005 the earnings to cover fixed charges were deficient by $31,876,000.

(5)	For the year ended January 31, 2004 the earnings to cover fixed charges were deficient by $6,937,000.

(6)	For the year ended February 1, 2003 the earnings to cover fixed charges were deficient by $2,682,000.

(7)	For the year ended February 2, 2002 the earnings to cover fixed charges were deficient by $46,387,000.

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 8
Christopher Owings, Assistant Director

The interest expense in the fixed charges computation reflects only interest expense, whereas the consolidated statements of operations reflect interest expense, net of interest income. The reconciliation is as follows:

	Thirteen
	Weeks
	Ended	Fiscal Year Ended
	4/29/06	1/28/06	1/29/05	1/31/04	2/1/03	2/2/02
			(in thousands)
Interest expense, net	$2,492	$26,201	$38,561	$38,595	$39,388	$30,957
Plus Interest Income	1,638	1,660	645	119	302	487

Interest expense	$4,130	$27,861	$39,206	$38,714	$39,690	$31,444

Form 10-K for Fiscal Year Ended January 28, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Overview, page 37
8.	We note your disclosure of the recent initial public offering in July of 2005. In future filings, please revise your disclosures to clearly explain this abbreviated term and the accounting treatment in the initial public offering. We note that readers of the financial statements may not be familiar with the term.
RESPONSE
We will revise future disclosures to define “IPO” as initial public offering.

In addition the description of the initial public offering in the overview section will be expanded to include: RETAIL VENTURES ACCOUNTED FOR THE SALE OF DSW AS A CAPITAL TRANSACTION. ASSOCIATED WITH THIS TRANSACTION, A DEFERRED TAX LIABILITY OF $68.7 MILLION WAS RECORDED.
Critical Accounting Policies, page 38
9.	With an aim toward supplementing your critical accounting policies, please provide an analysis of the material changes to your critical accounting estimates. For example, we note that charges to the inventory reserve in 2005 decreased by $6.3 million or 45% from the prior year. We refer you to Schedule II. Please address why these estimates or assumptions inherent in your policies bear the risk of change including whether there are uncertainties attached to the estimates or assumptions or whether the estimates are difficult to measure or value. Further, you should provide an analysis, to the extent material, of the factors you consider at arriving at the estimates or assumptions, how accurate the estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to paragraph V. of SEC Release No. 33-8350. Specifically include,

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 9
Christopher Owings, Assistant Director

but do not limit your expanded disclosures to, the pension, self insurance reserves and inventory reserves.
RESPONSE
There were no material changes to the methodology of computing our critical accounting estimates or application of our policies during the periods presented.

The changes in the balance of our inventory reserves between periods is due to changes in the content of our merchandise inventories as a direct result of the merchandising strategies we operate, the fashions demanded by our customer and the seasonality of our business. Additionally, the level of merchandise remaining at the end of selling season also affects the reserve analysis.

The accrued liability related to the Reward Your Style (“RYS”) program increases based upon the increasing number of participants in the program as a result of new store growth year over year and sales growth in the existing store base. The RYS liability is developed based on RYS members’ accumulated purchases toward the rewards and the rewards outstanding. These amounts are adjusted to reflect a historical breakage to arrive at the liability.

To clarify that the assumptions used to calculate the plan obligations and annual pension expense did not materially change from the prior year, the weighted—average actuarial assumptions from the previous reporting period will be disclosed in future filings. For example, the proposed disclosure that would be added to the Pension disclosure in the Critical Accounting Policies section would be as follows: AT JANUARY 29, 2005, THE WEIGHTED-AVERAGE ACTUARIAL ASSUMPTIONS APPLIED TO OUR PLANS WERE: DISCOUNT RATE 5.75%, ASSUMED SALARY INCREASES 4.0% AND LONG-TERM RATE OF RETURN ON PLAN ASSETS 8.0%.

In future filings, the Self-insurance reserves section of the Critical Accounting Policies section will be supplemented to include the reserve balances at the applicable reporting periods. For example we would add the following disclosure: THE SELF-INSURANCE RESERVES WERE $17.6 MILLION AND $21.8 MILLION AT THE END OF FISCAL 2005 AND 2004, RESPECTIVELY.

In future filings we will expand our disclosures of Critical Accounting Policies to be more specific about why accounting estimates or assumptions we utilize bear the risk of change and analyze, to the extent material, factors as to how the estimate was formulated, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. We will also expand our analysis to address the sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.
Contractual Obligations, page 52
10.	In future, filings, please revise the interest payment amounts to include interest payable on the revolver and senior notes for the periods presented, as applicable. Alternatively, if you believe revolver interest payments should be excluded from this disclosure, please tell us why the revolver does not constitute a long-term borrowing as the term is described is SFAS No. 47. We note that you include the revolver in your future annual long-term debt payments table. We refer you to footnote six.
RESPONSE
In future filings we will disclose the interest payment amount for outstanding draws against the revolving credit facility as well as the senior notes for the periods presented.

If we had included the interest payments for outstanding draws against the revolving credit facility as of January 28, 2006, the disclosure would have been revised as follows (dollars in thousands):

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 10
Christopher Owings, Assistant Director

	Payments due by Period
						No
		Less Than	1 - 3	3 - 5	More Than	Expiration
Contractual Obligations (5)	Total	1 Year	Years	Years	5 Years	Date
Long-term debt	$138,000	$—	$—	$138,000	$—	$—
Interest payments on long-term debt (1)	19,122	7,218	10,112	1,792	—	—
Capital lease and operating lease obligations (2)	1,419,705	168,135	327,499	286,878	637,193	—
Construction commitments (3)	720	720	—	—	—	—
Purchase obligations (4)	28,554	16,297	8,280	3,977	—	—

Total	$1,606,101	$192,370	$345,891	$430,647	$637,193	$—

1.	Projected interest payments are for the Senior Loan Agreement AND THE VCDS REVOLVING LOAN and are based on the outstanding principal amount AT JANUARY 28, 2006 and interest rate per the agreement.
Item 15. Exhibits, Financial Statements Schedules, page 60
Consolidated Statements of Operations, page F-5
11.	In future filings, please revise the net presentation of interest expense to present interest expense and debt discount amortization separately from interest income. See Rule 5-03(b)(7) through (9) of Regulation S-X. Also please revise the net amounts also disclosed in footnote 12 as prescribed by paragraph 27 of SFAS No. 131.
     RESPONSE
The interest income component has historically been less than 5% of the interest expense and was therefore deemed immaterial for separate disclosure. However, in future filings we will revise the presentation of interest expense, net as follows (dollars in thousands):

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 11
Christopher Owings, Assistant Director

	January 28,	January 29,	January 31,
	2006	2005	2004
Net sales	$2,913,371	$2,739,631	$2,594,206
Cost of sales	(1,804,139)	(1,663,215)	(1,593,214)

Gross profit	1,109,232	1,076,416	1,000,992
Selling, general and administrative expenses	(1,110,950)	(1,076,445)	(974,944)
Change in fair value of warrants	(74,277)	—	—
License fees and other income	8,936	6,714	5,610

Operating (loss) profit	(67,059)	6,685	31,658
[Interest expense, net:]
Non-related PARTIES INTEREST EXPENSE	(13,526)	(13,465)	(12,144)
Related parties INTEREST EXPENSE	(14,335)	(25,741)	(26,570)

TOTAL INTEREST EXPENSE	(27,861)	(39,206)	(38,714)
INTEREST INCOME	1,660	645	119

INTEREST EXPENSE, NET	(26,201)	(38,561)	(38,595)

Loss before income taxes and minority interest	(93,260)	(31,876)	(6,937)
Income taxes (expense) benefit	(13,224)	12,428	1,718

Loss before minority interest	(106,484)	(19,448)	(5,219)
Minority interest	(7,002)	—	—

Net loss	$(113,486)	$(19,448)	$(5,219)

Basic and diluted loss per share	$(2.94)	$(0.57)	$(0.15)

Shares used in basic and diluted per share calculations	38,586	33,956	33,753

In addition, in future filings we will revise the prior year presentation of the Segment Reporting footnote as follows (dollars in thousands):

			Filene's
	Value City	DSW	Basement	Total
As of January 28, 2006
Net sales	$1,379,975	$1,144,061	$389,335	$2,913,371
Operating (loss) profit	(126,444)	70,112	(10,727)	(67,059)
Depreciation and amortization	30,193	19,443	9,253	58,889
Interest expense[, net]	15,212	8,893	3,756	27,861
INTEREST INCOME	214	1,388	58	1,660
Benefit (provision) for income taxes	8,659	(25,426)	3,543	(13,224)
Capital expenditures	19,181	25,537	3,701	48,419
Total assets	451,727	501,459	133,388	1,086,574

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 12
Christopher Owings, Assistant Director

			Filene's
	Value City	DSW	Basement	Total
As of January 29, 2005
Net Sales	$1,434,618	$961,089	$343,924	$2,739,631
Operating (loss) profit	(24,862)	58,275	(26,728)	6,685
Depreciation and amortization	29,935	18,692	7,484	56,111
Interest expense[, net]	32,550	2,734	3,922	39,206
INTEREST INCOME	590		55	645
Benefit (provision) for income taxes	17,886	(18,420)	12,962	12,428
Capital expenditures	27,679	29,536	26,440	83,855
Total Assets	462,838	395,437	118,151	976,426
Consolidated Statements of Shareholders’ Equity, page F-6
12.	Please tell us the accounting treatment for the amounts characterized as initial public offering of subsidiary. In doing so, please tell us how you journalized the DSW spin-off including the applicable accounting guidance. Please also identify both of the accounting and legal spinnors and spinnees, how you established the carryover basis for DSW Inc., the amount and form of consideration Retail Ventures, Inc. exchanged for Class B common shares, how you objectively measured the exchange, gain or loss recognition if applicable and the treatment of cost incurred to effect the spin-off. Tell us if you considered reverse spin-off accounting treatment. We note the net income and tangible fair value of DSW Inc. exceeds that of Retail Ventures, Inc. See EITF 02-11.
RESPONSE
Prior to its initial public offering (“IPO”), DSW was a wholly-owned subsidiary of RVI. Subsequent to the IPO and as of April 29, 2006, RVI owned approximately 63.1% of the outstanding common shares of DSW which represented approximately 93.2% of the combined voting power of such shares.

Prior to the IPO, RVI changed its 410.09 common shares of DSW which had no par value, into 27,702,667 Class B Common Shares, which also have no par value. The Class B Common Shares of DSW Inc. represented 100% of the outstanding DSW Common Shares and no consideration was received or paid for the exchange of the common shares and no gain or loss resulted from the exchange. Therefore, no journal entries were required to be made as a result of the exchange.

As a result of the IPO, DSW sold 16,171,875 of newly issued DSW Class A Common Shares. The entry recorded by DSW was a debit to the cash account and a credit to the paid in capital account. In accordance with Staff Accounting Bulletin Topic No. 5-A, “Expenses of Offering,” the incremental costs incurred directly related to the IPO were deferred and charged against the gross proceeds from the offering of the Class A Common Shares. The entries recorded by DSW were a debit to the paid in capital account and a credit to the applicable accrual account.

In accordance with Staff Accounting Bulletin Topic No. 5-H, “Accounting for Sales of Stock by a Subsidiary,” RVI recorded the sale of shares of stock of a subsidiary as an equity transaction and

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 13
Christopher Owings, Assistant Director

represents the initial application of RVI’s policy. The carryover basis for DSW was computed based upon the undistributed retained earnings of DSW at the time of the IPO. The gain was computed as the difference between the equity of DSW allocated to RVI based on the ownership percentage immediately after the IPO and the undistributed retained earnings of DSW and was then tax affected. Since the gain was recorded as an equity transaction, the gain, net of the related deferred tax liability, was recorded by RVI directly to retained earnings.

Calculation of Retail Ventures’ Gain on the IPO of DSW Inc.	27,702,667
Total common shares owned by RVI	27,702,667
Total common shares outstanding	43,874,542

% ownership by RVI	63.14%

Equity of DSW Inc. at 6/29/05	$285,438,978
Subsequent true-up of IPO expenses	(456,815)

Adjusted equity of DSW Inc. at 6/29/05	284,982,163

Portion of adjusted equity allocated to RVI	179,939,564
Less: Undistributed retained earnings recorded on RVI	7,020,557

Gain on sale of stock of DSW Inc.	172,919,007
Less: Deferred tax liability from the gain	68,733,160

Net gain on the sale of stock of DSW Inc.	$104,185,847

The journal entry that RVI recorded as a result of the above gain was a debit to the investment in subsidiary account and a credit to the deferred tax liability account and a credit to the undistributed retained earnings account in the amount of the net gain.

EITF 02-11 directs an issuer to APB 29, “Accounting for Nonmonetary Transactions” (“APB 29”) to determine if a given transaction qualifies as a spin-off as defined in APB 29. Reverse spin-off accounting was not considered because the sale of DSW Common Shares did not qualify as a spin-off under APB 29 as there was not a distribution of assets as discussed above.

13.	We note you recorded an unrealized gain of $620 million on derivatives, net of tax, in fiscal 2003 and you also disclose the company did not have any derivatives designated as hedges prior to fiscal 2005. Please advise or revise your disclosure to reflect the existence of derivatives prior to 2005, as applicable.
RESPONSE
Please note, the amount of the unrealized gain on derivatives, net of tax, disclosed in the Consolidated Statement of Shareholders’ Equity is $620 thousand, not $620 million.

In future filings, disclosure will be revised to be consistent with the disclosure included in the notes to the consolidated financial statements. The disclosure on page 41 of the Form 10-K will be revised as follows:

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 14
Christopher Owings, Assistant Director

[Prior to fiscal 2005 the Company did not have any derivatives designated as hedges.] DURING THE FISCAL YEARS 2005 AND 2004, THE COMPANY DID NOT HAVE ANY DERIVATIVE FINANCIAL INSTRUMENTS THAT WERE HELD OR ISSUED AND ACCOUNTED FOR AS HEDGES OF ANTICIPATED TRANSACTIONS AND THERE WERE NO OUTSTANDING SWAP AGREEMENTS.
Consolidated Statements of Cash Flows, page F-7
14.	Please advise or revise your future filings to separately present the gross receipts and payments for term loans, senior notes and the senior subordinated convertible loan. See paragraphs 11 through 13 of SFAS No. 95.
RESPONSE
In future filings we will separate the gross receipts and payments on long term debt for term loans, senior notes and nonconvertible loans. The revised disclosure within the statement of cash flows would appear as follows:

	January 28,	January 29,	January 31,
	2006	2005	2004
[Payments on long-term debt	(125,000)]
PAYMENTS ON CONVERTIBLE LOAN	(25,000)
PAYMENTS ON TERM LOANS	(100,000)
Notes to Consolidated Financial Statements, page F-8
15.	Please advise or revise your filing to include the disclosures and condensed consolidated financial information for subsidiary guarantors and non-guarantors, as applicable. See item 3-10(f) of Regulation S-X.
RESPONSE
Item 3-10(a)(1) of Regulation S-X provides that every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X. Operational rules pertaining to the aforementioned Item are provided by Item 3-10(a)(2).

The PIES do not have any subsidiary guarantees, and we do not have any other registered debt securities with subsidiary guarantees, which would require the disclosures called for by Item 3-10(f) of Regulation S-X.

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 15
Christopher Owings, Assistant Director

1. Business Operations and Summary of Significant Accounting Policies, page F-8 Trade Names and Other Intangible Assets, page F-10
16.	Please tell us your basis for estimating useful lives of favorable lease values at 14, 21 and 25 years. We note your disclosure states you amortize leasehold improvements over a 10 year useful life. Please be specific and include all relevant factors including the initial lease periods, fixed noncancelable periods, bargain renewal options, ordinary renewal options and extensions or periods that impose a penalty and qualify as reasonably assured, as applicable.
RESPONSE
All of the favorable leases were acquired by Retail Ventures, Inc. as part of business acquisitions. At the time the businesses were acquired, independent valuation specialists were retained to evaluate the values of the assets acquired. As part of the valuation process, the values and related estimated useful lives of the favorable leases were determined by the valuation specialists and management concurred with the lives. Retail Ventures has utilized the estimated useful lives as recommended by the valuation specialists as such lives were primarily determined based on initial lease terms and renewal options that were reasonably assured.
Revenue Recognition, page F-12
17.	Please tell us how you establish breakage and recognize revenue for unused gift cards and account for idle layaway deposits. Include your basis in GAAP for doing so. Please tell us the amount of breakage revenue recognized and deferred for each period presented and the line item where it is presented in your balance sheet and income statement. In future filings please expand your disclosure to disclose your policy for gift card breakage and idle layaway deposits, to the extent they remain material and represent a performance obligation. In your response please show us what your revised disclosure will look like.
RESPONSE
We have historically not recorded revenues associated with an estimated breakage for our gift card and merchandise credits sold or issued to customers and the entire value of such items is accrued for as deferred revenue. We have initiated a study to investigate the potential of assessing a fee on inactive gift cards which would be recorded as other income. Our gift card program terms and conditions provides for fees on inactive cards, although to date, none have been charged. The concept of breakage will also be considered in the study based on a review of historical activity. We will disclose in future filings our policy for gift card breakage based upon the results of the gift card investigation.

Layaway sales were discontinued for the Value City operating segment in fiscal 2004 and did not, and do not presently, exist in the remaining two operating segments. In the years that layaway did exist at Value City, layaways not claimed were cancelled and the merchandise was returned to the sales floor. Cancellation fees were charged to the customer’s deposit and recorded in other income at the time of cancellation.

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 16
Christopher Owings, Assistant Director

Amounts included within the statements of operations during fiscal 2005, 2004 and 2003 were not material.
4. Stock Option Plans, page F-17
18.	Please tell us how you account for the stock appreciation rights (SARS) and the related option price protection provision (OPPP) feature and include the applicable accounting pronouncement(s). In your response please tell us if you consider the instruments to be indexed to the company’s own stock, if the OPPP component is considered an embedded derivative and how you account for contingent OPPP feature, if at all. In your response please describe the SARS vesting schedule and performance formula, tell us the settlement methods available to SARS holders and if the company or the SARS holders control the settlement alternatives. Also tell us how you measure the instrument and classify it within your balance sheets and how the present accounting treatment impacts your earnings per share computations, if at all. See EITF D-72.
RESPONSE
The SARS are accounted for in accordance with the provisions of FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”), which requires that “compensation expense should be measured at the end of each period as the amount by which the quoted market value of the shares of the enterprise’s stock covered by a grant exceeds the option price or value specified under the plan and should be accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value should be reflected as an adjustment of accrued compensation and compensation expense in the periods in which the changes occur until the date the number of shares and purchase price, if any, are both known.”

The Company calculates and records compensation expense in accordance with FIN 28 and records the corresponding liability within accrued expenses — other, on the balance sheet. The Company considers the SARS to be indexed to the RVI common stock. The OPPP is a settlement mechanism, whereby the Company can, at its discretion and with proper approvals, convert the SAR into a stock option with the same terms as the SAR (strike price, expiration, etc.). The OPPP is not considered an embedded feature. Furthermore, the fair value of the equity compensation would not change if the compensation was settled in shares or in cash, no value was attributed to the OPPP and no portion of the SARS liability was allocated to the contingent OPPP feature, and therefore, nothing is currently recorded in the balance sheet related to the OPPP. Pursuant to the terms of the Benefit Plan under which the SARS are issued, the Company (through the Compensation Committee) controls the medium of alternatives as to how the SARS are settled upon exercise. The Compensation Committee can elect to have the SARS settled for cash, shares or a combination thereof. It is noteworthy that in order for the SARS to be settled for shares or a combination of cash and shares, the Company must obtain certain approvals from its lenders. As of April 29, 2006, all exercised SARS have been settled in cash.

SARS vest, depending on the grant, either over five years at 20% per year or over three years at one-third per year. The performance based SARS outstanding at January 29, 2006 cliff vest at the end of seven years or earlier if the value of the RVI common stock (based upon the average closing price for

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 17
Christopher Owings, Assistant Director

60 consecutive trading days, weighted by share volume each day) rose to 125% above the grant price of the SARS.

In accordance with FIN 28 and SFAS No. 128, “Earnings per Share”, due to the ability to settle the SARS for cash, shares or a combination thereof, and the lack of a stated policy that the SARS will be settled in cash, the SARS have been included in the denominator as additional dilutive shares in the computation of earnings per share.
5. Leases, page F-19
19.	Your disclosure states assets held under capital leases are amortized over the lease terms. Please confirm that you amortize the assets over the shorter of the estimated useful lives or the lease term and revise your disclosure in future filings, as applicable. In your response please include a description of the classes of fixed assets under capital leases, the estimated useful lives for these assets and the unamortized amounts at your balance sheet date.
RESPONSE
We confirm that assets held under capital leases are amortized over the shorter of their estimated useful lives or the initial term of the lease. All of our capital leases are for buildings, which have an estimated useful life of 31 years. The unamortized amount of capital leases as of January 28, 2006 is $22.9 million.

In future filings we will revise the lease footnote as follows:
The total cost of assets held under capital leases at January 28, 2006 and January 29, 2005, was $32.3 million and $36.3 million, respectively. Assets held under capital leases are amortized over the SHORTER OF THEIR USEFUL LIVES (31 YEARS) OR THE INITIAL terms of the related leases. ALL CAPITAL LEASES ARE FOR STORE LOCATIONS.
6. Long Term Obligations, page F-22
Term Loans-Related Parties, page F-24
20.	We note your disclosure of the PIK option. In future filings, please revise your disclosures to clearly explain the abbreviated term for those readers that may be unfamiliar with the term.
RESPONSE
We will revise future disclosures to define“PIK” as payment in kind.

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 18
Christopher Owings, Assistant Director

8. Other Benefit Plans, page F-29
21.	In future filings please remove any statements making reference to positions of the Securities and Exchange Commission.
RESPONSE
In future filings we will remove any statements making reference to positions of the Securities and Exchange Commission.
Schedule II-Valuation and Qualifying Accounts, page S-2
22.	Please tell us if the store closing reserve amounts recorded in fiscal 2005 is entirely related to the two Value City store closings in fiscal 2005. Please tell us if these are disposal activities accounted for within the scope of SFAS No. 146. If so, please include the disclosure requirements of paragraph 20 of SFAS No. 146 in future interim and annual filings. Alternatively, if the reserve is not related to these store closings, please tell us the nature of the costs and the accounting treatment. In your response please show us what your revised disclosure will look like, as applicable.
RESPONSE
The store closing reserve recorded in fiscal 2005 primarily relates to the two Value City store closings in fiscal 2005, in addition to the costs associated with a terminated Value City warehouse lease and closing costs that offset the gain recognized on a terminated capital lease. The lease terminations are discussed in footnote 5 and the two Value City stores closed are disclosed in the MD&A section. In addition, an amount deemed immaterial, thus not disclosed separately in a footnote, was recorded for the cost to terminate a lease for the Value City buying office, and severance costs related to a Filene’s Basement store closing. The store closing reserve was calculated in accordance with SFAS No. 146 and includes one-time termination benefits and contract termination costs.

In future filings we will include disclosure related to valuation accounts in the Business Operations and Summary of Significant Accounting Policies footnote as follows:

DURING FISCAL 2005, THE COMPANY RECORDED ADDITIONAL RESERVES FOR THE CLOSING OF TWO VALUE CITY STORES, THE CLOSING COSTS ASSOCIATED WITH A TERMINATED CAPITAL LEASE, THE TERMINATION OF TWO OPERATING LEASES AND THE SEVERANCE RELATED TO A FILENE’S BASEMENT STORE CLOSING. DURING FISCAL 2004, THE COMPANY RECORDED SEVERANCE FOR THE CLOSING OF THE TWO VALUE CITY STORES AND THE RELOCATION OF A DSW STORE. THE TABLE BELOW SETS FORTH THE SIGNIFICANT COMPONENTS AND ACTIVITY RELATED TO THESE CLOSING RESERVES:

United States Securities and Exchange Commission	June 23, 2006
Division of Corporation Finance	Page 19
Christopher Owings, Assistant Director

	BALANCE AT	RELATED		BALANCE AT
	1/29/2005	CHARGES	PAYMENTS	1/28/2006
	(in thousands)
EMPLOYEE SEVERANCE AND TERMINATION BENEFITS	$599	$277	$(599)	$277
LEASE COSTS	674	4,892	(3,436)	2,130
OTHER	40	306	(346)	—

TOTAL	$1,313	$5,475	$(4,381)	$2,407

     If you have any questions regarding any of the foregoing, please contact the undersigned at (614) 478-2300.
     Thank you for your assistance with this matter.
Very truly yours,
/s/ James A. McGrady
James A. McGrady, Executive Vice
     President, Chief Financial Officer, Treasurer and Secretary

cc:	Julia Davis Robert M. Chilstrom, Esq.